 **Macellum** CAPITAL MANAGEMENT   **ANCORA**™

March 12, 2020

Dear Fellow Shareholders,

Macellum Advisors GP, LLC (together with its affiliates, "Macellum") and Ancora Advisors, LLC (together with its affiliates, "Ancora" and, together with Macellum, the "Investor Group"), beneficially own, in the aggregate, 4,315,455 common shares of Big Lots, Inc. ("Big Lots" or the "Company"), constituting approximately 11.0% of the Company's outstanding stock.

The Investor Group believes that substantial value can be created by pursuing a sale leaseback ("SLB") transaction for the Company's sizable real estate assets. The Investor Group also believes that it is critical this transaction be accompanied with meaningful change to the Company's Board of Directors (the "Board") so that a refreshed Board, with new and more relevant skillsets, can work to address the Company's deteriorating operating results, put the business back on a pathway to growth, and allocate capital more efficiently.

As can be seen in the following tables below, an SLB transaction of the Company's four distribution centers ("DCs") for $756 million could result in pro forma earnings per share (EPS) of $6.01. The transaction would also reduce debt by $200 million, which should allay concerns raised by the recent Standard & Poor's ("S&P") debt rating downgrade. At such a transaction price, the Company should also be able to maintain the dividend and **generate 5-10% more after tax free cash flow[1]**. If we applied the average EBITDA multiple of the last 12 months of 4x, the stock could trade at $62 per share.

Sale-Leaseback Transaction Can Be Significantly Accretive

Sale-Leaseback Transaction			Pro Forma	FY20	Adj	FY20	Impact
Assumptions:			Sales	$5,382	-	$5,382	
Gross Proceeds		$756					
Basis (20% of Fair Market Value)		$151	Rent Expense	$360	$53	$413	15%
Gain on Sale		$605	Adjusted EBITDA	$335	($53)	$282	(16%)
Tax Rate		25%	D&A	$150	($10)	$140	(7%)
Tax on Gain		$151	EBIT	$185	($43)	$142	(23%)
Net Proceeds		$605	Interest Expense	($11)	$9	($2)	(78%)
Assumed Cap Rate		7.00%	Pretax	$174	($34)	$140	(20%)
Repurchase Dollars		$440	Tax	$45		$36	(20%)
Average Share Price		$20.00	**Net Income**	**$129**		**$103**	(20%)
Shares Repurchased		22.0	**EPS**	**$3.28**		**$6.01**	**83%**
Annual Dividend $ Savings		($26)	**Shares Outstanding**	39.20	(22.0)	17.19	
			Net Debt	**$227**	**($165)**	**$62**	

Source: Company reports; Macellum estimates. [1] After tax free cash flow defined as net income + D&A – Capex – Dividends.

Sale-Leaseback Can Create Significant Value to Shareholders

Sale-Leaseback Transaction				
		EBITDA Multiple		
		3.0x	4.0x	5.0x
	$254	$40.69	$55.46	$70.22
	$268	$43.15	$58.74	$74.32
EBITDA FY20*	$282	$45.61	$62.02	$78.42
	$296	$48.07	$65.30	$82.52
	$310	$50.53	$68.58	$86.62

% Change Vs. Current Stock Price

		EBITDA Multiple		
		3.0x	4.0x	5.0x
	$254	219%	335%	451%
	$268	238%	361%	483%
EBITDA FY20*	$282	**258%**	**386%**	**515%**
	$296	277%	412%	547%
	$310	296%	438%	579%

Source: Company reports; Macellum estimates. *Based on FY 2020 Company guidance + Rent Expense – D&A from SLB.
Priced 3/12/20 @ $12.75.

We have heard that the Board may be exploring a strategy to take on new debt to unlock value trapped in the Company's owned real estate. **We implore the Board to urgently reject this idea.** We believe the consequences would be disastrous. As illustrated in the following table, using debt to borrow against the value of these properties could: 1) add leverage and future debt maturities to the Company's balance sheet and **increase total long term net debt to $597 million**, 2) produce 40% less proceeds than an SLB transaction, which could result in a substantially smaller share repurchase, 3) require the Company to continue to expense roughly $10 million in asset depreciation through its income statement, 4) cause the Company to incur future maintenance capital expenditures that could be a drag to free cash flow likely equal to the depreciation, 5) diminish future operating flexibility, 6) increase interest expense by at least $19 million and bring the Company closer to the 30% of EBIT limitation for tax deductibility that goes into effect in 2022, 7) likely have covenants that will restrict use of proceeds and curtail the size of a share repurchase, 8) require a significant balloon payment at maturity at a time when the value of the DCs is likely to have diminished due to age and obsolescence, 9) increase the likelihood of credit ratings downgrade due to excess leverage, and 10) result in significantly lower EPS compared to an SLB transaction at the same locations.

Debt Financing Transaction Could Result in a Balance Sheet with $600 million of Net Debt.
9x More Net Debt than an SLB Transaction.

Mortgage Transaction		Pro Forma	FY20	Adj	FY20	Impact
Assumptions:		Sales	$5,382	-	$5,382	
Value (70% of Leaseback)	$529					
Gross Proceeds (LTV 70%)	$371	Rent Expense	$360	$0	$360	
Tax Rate	0%	Adjusted EBITDA	$335	$0	$335	
Tax on Gain	$0	D&A	$150	$0	$150	
Net Proceeds	$371	EBIT	$185	$0	$185	
Mortgage Rate	5.00%	Interest Expense	($11)	($19)	($30)	166%
Mortgage Interest Expense	$19	Pretax	$174	($19)	$155	(11%)
Repurchase Dollars	$371	Tax	$45		$40	(11%)
Average Share Price	$20.00	**Net Income**	**$129**		**$115**	**(11%)**
Shares Repurchased	18.5	**EPS**	**$3.28**		**$5.56**	**69%**
Annual Dividend $ Savings	($22)	**Shares Outstanding**	**39.20**	**(18.5)**	**20.68**	
		Net Debt	**$227**	**$371**	**$597**	

Source: Company reports; Macellum estimates.

If we applied the same 4x EBITDA multiple used in an SLB scenario, the Company's stock price would only rise to $36 per share, or 42% lower that an SLB transaction of the same properties. Further, it would be reasonable to assume a Company with $600 million in net debt (more than 9x the amount of the SLB scenario) would trade at a meaningful discount. One multiple turn lower, or 3x EBITDA, would result in a $20 stock price or 68% lower that the SLB scenario. In the case of no multiple expansion, the equity would be valued less than it is today, whereas in a SLB transaction, even without multiple expansion, the stock could be worth at the mid-$30 level.

Sale-Leaseback Could Create Significantly More Value than Borrowing against Properties Using Debt

Sale-Leaseback Transaction					Mortgage Transaction				
		EBITDA Multiple					EBITDA Multiple		
		3.0x	4.0x	5.0x			3.0x	4.0x	5.0x
	$254	$40.69	$55.46	$70.22		$302	$14.86	$29.44	$44.02
	$268	$43.15	$58.74	$74.32		$318	$17.29	$32.68	$48.08
EBITDA FY20*	$282	$45.61	$62.02	$78.42	EBITDA FY20**	$335	$19.72	$35.92	$52.13
	$296	$48.07	$65.30	$82.52		$352	$22.15	$39.16	$56.18
	$310	$50.53	$68.58	$86.62		$369	$24.58	$42.40	$60.23

% Change Vs. Current Stock Price					% Change Vs. Current Stock Price				
		EBITDA Multiple					EBITDA Multiple		
		3.0x	4.0x	5.0x			3.0x	4.0x	5.0x
	$254	219%	335%	451%		$302	17%	131%	245%
	$268	238%	361%	483%		$318	36%	156%	277%
EBITDA FY20*	$282	258%	386%	515%	EBITDA FY20**	$335	55%	182%	309%
	$296	277%	412%	547%		$352	74%	207%	341%
	$310	296%	438%	579%		$369	93%	233%	372%

Source: Macellum estimates. *Based on FY 2020 Company guidance + Rent Expense – D&A from SLB. **Based on Company guidance.

We are deeply troubled that the Board does not appear to have given an SLB transaction much consideration. We approached Big Lots with a framework for an SLB as well as a debt transaction roughly three weeks ago and have not heard back from the Company since. We also know that over a year ago, the Board rejected a credible offer from a nationally recognized private equity firm to enter into an SLB transaction for certain of the Company's real estate valued at over $1 billion. Given the apparent lack of movement by the Company to pursue this compelling opportunity, we are concerned that the Board is not functioning effectively and not prioritizing or fully exploring the creation of shareholder value, especially in light of the recent collapse in the Company's share price following the Company's Q4 2019 earnings miss.

We believe the Company's recent S&P debt rating downgrade to junk status is yet another example of how this Board has failed its shareholders. Just three years ago, the Company had a fortress balance sheet. Since then, the Board has little to show for the material investment cycle it decided to undertake beginning in 2016. Despite investing $263 million in capital expenditures above depreciation and amortization over the past three years (or $640 million in total capital expenditures), there have been no disclosed improvements in earnings, operating performance, or return on invested capital to date. Instead, the Company's debt burden is now at $279 million and the Company has experienced a 40% drop in earnings based on 2020 guidance.

While the Company may argue that an SLB transaction could cause more downward pressure on the Company's debt rating, which was expressed by S&P, we flatly disagree. We believe an SLB transaction would result in the repayment of $200 million of the Company's outstanding debt. We note further that our analysis is limited to just four of the Company's DCs and the Company has additional owned stores that can be monetized to further reduce its debt.

In our view, the Board has demonstrated poor judgment in evaluating capital allocation plans and should not be entrusted to evaluate future asset dispositions or determine the best use of proceeds therefrom. We caution the Board against choosing what we view as a far inferior means of monetizing the Company's real estate assets using debt as a financing source and demand that no material decisions be made by this Board until after the Board is reconstituted.

Jonathan Duskin   Fred DiSanto
Macellum Advisors GP, LLC   Chief Executive Officer and Executive Chairman
Managing Member   Ancora Advisors LLC

Appendix

Sale-Leaseback vs. Mortgage Financing

	Sales-Leaseback	Mortgage
Liability Creation:	Only fixed rental payments over the lease term are captured as a liability; result is a lease liability on balance sheet significantly smaller than equivalent amount of debt issued	Full amount of unamortized principal balance is captured as a liability
Use Restrictions:	No restrictions on use of proceeds	Potentially restrictive financial covenants
Repayment:	No balloon payment	Potential balloon payment due at maturity; substantial prepayment penalties if paid off before maturity
Equity Creation:	Gain on sale creates equity	No creation of equity
Offsetting Asset Creation:	Newly captured liability is offset by booking a right of use asset in addition to cash generation	No offset to liability aside from cash generation
Tax Deductibility:	Rent payments are fully tax deductible	Tax deductibility of interest expense is limited to 30% of EBITDA (30% of EBIT starting in 2022)
Proceeds:	Sales-leaseback values property at 100%+ fair market value	Mortgage financing on property typically provides for up to 70% of appraised value with inability to push proceeds to or above fair market value
Agency View:	Rating agencies generally view sales-leasebacks to be more favorable than debt financing as there is an asset divestiture component to the transactions with potential multiple arbitrage considerations as opposed to simply levering up the balance sheet	Rating agencies always view incremental debt to be net negative to credit
Benefits to Income and Cash Flow:	Once transaction is effected D&A will decrease and only future maintenance capital expenditures are required	The company remains responsible for capex and D&A associated with an owned asset negatively impacting future income

Macellum Capital Management